E C CONSULTING INTERNATIONAL, INC.

Im Aeschfeld 12

CH-4147 Aesch

Switzerland

(TEL) +41 (0) 61 703 8676

December 14, 2012

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

EC Consulting International, Inc.

Registration Statement Form S-1 – Acceleration Request

File No  333-183011

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to December 19, 2012 at 4:00 p.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve EC Consulting International, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

EC Consulting International, Inc. may not assert staff comments and the Declaration of Effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EC Consulting International, Inc.

/s/  Dr. Jean-Claude E. Gehret

____________________________________

 Dr. Jean-Claude E. Gehret, President